November 8, 2023

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Jeremy Esperon

Re:	BNY Mellon Absolute Insight Funds, Inc. -BNY Mellon Personal Bond Fund 2025

-BNY Mellon Personal Bond Fund 2030

-BNY Mellon Personal Bond Fund 2035

-BNY Mellon Personal Bond Fund 2040

-BNY Mellon Personal Bond Fund 2045

(collectively, the "Funds")

File Nos. 811-23036; 333-202460

Request for Withdrawal of Post-Effective Amendment

Ladies and Gentlemen:

BNY Mellon Absolute Insight Funds, Inc. (the "Registrant") respectfully requests that Post-Effective Amendment No. 32 to its Registration Statement on Form N-1A (the "Post-Effective Amendment"), filed with the Securities and Exchange Commission on December 1, 2021 via EDGAR Accession No. 0001104659-21-145426, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, be withdrawn pursuant to Rule 477 under the Securities Act.

The Registrant is requesting withdrawal of the Post-Effective Amendment because it has determined not to proceed with the registration of the Funds. No solicitations have been made and no shares of the Funds have been issued or sold under the Post-Effective Amendment.

Please direct any questions regarding this matter to David Stephens of Proskauer Rose LLP at 212.969.3357.

Sincerely,

/s/ James Bitetto

James Bitetto

Vice President and Secretary

cc: David Stephens